United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale starts Vargem Grande 1 Project’s wet processing operations

Rio de Janeiro, September 11, 2024 – Vale S.A. (“Vale”) announces that it has started the commissioning of wet processing operations in the Vargem Grande 1 Project (“Project”), with the ability to resume approximately 15 Mtpa of iron ore production at the Vargem Grande complex in Minas Gerais.

The VGR1 Plant (“VGR1”) has been operating with natural moisture since 2019 due to the unavailability of water capture and disposal at the Vargem Grande dam, which is undergoing the decharacterization process.

The Project consists of adjusting the water circuit and waste containment system at VGR1, with the implementation of new assets allowing for the resumption of wet concentration operations. As a result, the average quality of the site is expected to improve by approximately 2% of contained iron.

Vargem Grande 1 was completed within budget and with the commissioning starting one month ahead of schedule. The Project represents an important step towards the iron ore production guidance of 340-360 Mt in 2026, resulting in an improvement of the product portfolio quality, greater production capacity and greater operational flexibility.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 11, 2024		Director of Investor Relations